SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at April 3, 2007

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 3, 2007

Print the name and title of the signing officer under his signature.

  -----------------

Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON UPDATES DRILLING AT G-9 DEPOSIT:
NEW HIGH GRADE INTERSECTIONS CONTINUE TO BE MADE IN SOUTHEAST ZONE
& NEW ZONE NORTH OF SAN RAPHAEL FAULT GROWS

April 3, 2007, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX:FAN) ("Farallon " or "the Company"), is pleased to provide a further update of the latest results of core drilling at the Company's Campo Morado polymetallic (zinc, gold, silver, copper, lead) project in Guerrero State, Mexico. Significant intersections of high grade mineralization continue to be made. Drilling continues and remains focused on the Southeast zone of G-9 and the new sulphide lens located in the footwall of the San Raphael Fault.

The latest results are from ten new step-out exploration holes, all in the G-9 deposit. Assays are pending from a further 4 holes and will be released when received. Results from these new holes are included in the attached G-9 Assay Table. Hole locations are shown on the attached G-9 Drill Hole Location Map.

Highlights of the new drilling results are shown below:

Drill Hole Number	From (metres)	To (metres)	Interval (metres)	True Width (metres)	Interval (feet)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
592	383.06	385.06	2.00	1.34	6.6	1.10	166	3.29	0.41	23.95
599	536.40	546.95	10.55	10.55	34.6	2.73	210	1.33	1.05	14.32
601	282.00	286.90	4.90	4.90	16.1	4.18	443	3.19	2.17	23.31
601	291.00	299.00	8.00	8.00	26.2	2.78	255	2.07	2.79	5.96

These holes both add to the growing "High Grade" starter portion of the Southeast Zone of the G-9 deposit and also confirm the extension of G-9 type mineralization north of the San Raphael fault. Hole 601 is a 50-metre step-out from the highest grade hole drilled on the property to date: Hole 598, which intersected 7.7 metres of 24.27% zinc and 1.5% copper (News Release dated March 15, 2007) and confirms the extension of this very high grade area to the west of the Southeast Zone. These results add further to the size and grade of the planned high grade starter mining area at G-9, with obvious potential economic benefits.

Hole 599 is a 50-metre step-out from the "discovery" Hole 596 that intersected 8.3 metres of 10.79% zinc and 0.89% copper (News Release dated March 15, 2007) in a new zone of G-9 type mineralization north of the San Raphael fault. This is extremely significant as it confirms that these holes have opened up the area north of the fault to additional G-9 type discoveries. The massive sulphide horizon intersected in Hole 599 is the same as that intersected in Hole 596. A further intersection of this horizon is awaiting assay results. As announced in the March 15 News Release, this horizon is related to a package of felsic volcanic rocks that are stratigraphically below the El Largo, Naranjo and El Rey deposits north of the fault. As a result, it opens up the potential for continued discovery of G-9 type mineralization in a large area north of the San Raphael fault.

Dick Whittington said: "These results are further evidence of the potential to add to the G-9 deposit. Hole 601 intersected plus 20% zinc grade material and it has a second mineralized horizon, thus this is a very meaningful step-out hole for both resource tonnes and grade, and for production potential in the initial years of mining. Hole 599 is huge as it reaffirms the potential to significantly add to the resource potential in the G-9 area and the Campo Morado property as a whole.

We are continuing with our two drills/two objectives drilling plan (News Release dated January 24, 2007); however, we will be reviewing our plans on an ongoing basis, to assess the benefits of moving both drills to the area north of the San Raphael fault. Until then, our objectives for this year's drilling program remain unchanged: first, to add to the high grade Southeast Zone of G-9 and secondly, to discover another G-9. We continue to make very real progress toward both these objectives."

The in-house qualified person for the drilling program and selection of samples for metallurgical testwork at Campo Morado is Daniel Kilby, P.Eng. ALS Chemex is the analytical laboratory for the project; sample preparation is done in Guadalajara, Mexico and analysis is done in Vancouver, BC. All samples are assayed for gold by fire assay fusion with a gravimetric or Atomic Absorption (AA) finish. Silver, copper, lead, zinc and 27 to 30 additional elements are determined for all samples by acid digestion, followed by an AA or ICP finish. Duplicates are analyzed by Acme Analytical Laboratories in Vancouver.

For further details on Farallon Resources Ltd. and its Campo Morado property and photographs of the decline development work, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially form those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com.

CAMPO MORADO G-9 DRILL RESULTS
APRIL 3, 2007

Drill Hole Number		From (metres)	To (metres)	Interval (metres)	True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
305		298.80	303.30	4.50	4.50	3.30	210	1.22	0.79	4.73
307		327.40	335.15	7.75	7.00	0.56	65	1.53	0.52	5.20
308		326.43	327.31	0.88	0.80	0.18	35	4.38	0.03	0.21
348		260.75	262.12	1.37	1.37	2.93	489	2.61	1.60	2.02
348		275.75	277.15	1.40	1.40	1.67	34	0.69	0.06	8.13
348		285.50	287.35	1.85	1.80	0.28	21	0.73	0.14	3.69
368		284.00	285.00	1.00	1.00	3.05	757	0.59	0.61	0.47
370		132.14	133.70	1.56	1.00	0.61	57	1.61	0.88	1.66
370		248.50	250.50	2.00	1.30	0.25	46	0.37	0.77	3.59
370		484.20	484.90	0.70	0.40	0.05	22	6.73	0.00	5.03
370		512.80	515.30	2.50	1.60	0.19	7	0.89	0.02	4.08
370		517.00	518.00	1.00	0.60	0.17	9	0.99	0.02	5.28
374		375.00	375.40	0.40	0.40	0.13	12	4.20	0.03	0.59
374		391.60	392.05	0.45	0.45	0.77	298	1.76	6.08	8.76
420		377.43	392.29	14.86	13.96	1.06	67	1.76	0.69	14.16
420	Incl.	377.43	387.43	10.00	9.40	1.41	91	1.96	0.97	17.91
436		472.05	476.05	4.00	3.80	1.29	62	0.37	0.74	4.91
436		524.70	525.75	1.05	1.00	1.42	184	1.46	0.58	1.17
458		369.00	372.00	3.00	3.00	0.56	39	2.56	0.02	3.43
464		348.20	372.00	23.80	23.50	3.54	195	0.89	0.72	12.16
464	Incl.	348.20	367.20	19.00	18.80	4.26	232	0.91	0.86	13.89
464	Incl.	360.20	367.20	7.00	6.90	4.58	308	0.98	1.03	22.19
467		303.15	306.93	3.78	3.74	3.76	259	0.57	1.60	4.02
467		317.25	335.05	17.80	16.40	6.56	545	1.38	3.85	6.69
467	Incl.	317.25	323.75	6.50	6.00	6.96	370	2.22	1.47	11.10
467	Incl.	328.05	333.05	5.00	4.60	8.47	970	1.30	10.44	5.44
468		491.00	502.20	11.20	10.00	1.48	73	0.42	0.52	5.26
468	Incl.	491.00	497.00	6.00	5.40	1.76	80	0.35	0.56	6.46
474		433.30	451.12	17.82	17.70	3.19	242	1.51	1.28	2.22
474	Incl.	434.30	440.30	6.00	6.00	2.81	231	2.55	2.03	5.30
474		460.12	464.90	4.78	4.78	13.60	834	0.41	3.66	4.30
479		423.20	445.20	22.00	21.60	1.60	98	0.54	0.78	6.83
479	Incl.	423.20	435.00	11.80	11.60	2.25	139	0.60	0.94	8.34
481		459.40	494.60	35.20	34.90	2.16	253	2.96	1.82	8.38
481		503.00	522.50	19.50	19.30	2.72	209	1.45	1.05	14.74
481	Incl.	508.40	514.00	5.60	5.50	4.46	370	1.90	0.92	25.90
481	Incl.	508.40	512.00	3.60	3.60	4.72	451	1.82	1.11	32.10
483		482.40	495.50	13.10	13.00	5.06	191	1.36	0.55	10.60
484		353.05	356.30	3.25	3.00	0.63	129	2.28	0.91	13.24
484		399.94	406.94	7.00	6.50	3.79	255	0.54	2.37	2.90
485		343.85	352.10	8.25	7.90	4.76	370	2.14	1.42	5.51
485	Incl.	343.85	348.85	5.00	4.80	5.17	437	3.16	1.68	7.22
485		407.00	409.00	2.00	1.90	0.41	26	1.46	0.31	4.31
486		504.05	509.45	5.40	5.30	2.40	115	1.67	0.79	9.81
486		526.45	529.65	3.20	3.10	2.87	171	1.32	1.43	6.10
486		535.80	545.00	9.20	9.00	4.15	162	1.61	1.07	10.20
486		549.30	576.50	27.20	26.50	16.02	609	0.90	1.01	5.22
486	Incl.	551.30	559.30	8.00	7.80	45.89	1555	0.29	1.34	2.46
486	Incl.	555.30	558.30	3.00	2.90	66.80	2233	0.25	1.50	2.03
486		592.35	593.75	1.40	1.40	1.14	96	1.15	0.44	4.92
488		429.00	449.70	20.70	19.00	1.00	87	0.86	0.98	6.08
488	Incl.	429.00	445.70	16.70	15.30	1.09	97	0.94	1.14	6.44
488	Incl.	429.00	441.70	12.70	11.70	1.25	115	1.03	1.40	6.88
490		425.60	435.25	9.65	9.20	1.68	214	2.45	1.91	11.81
490	Incl.	426.30	430.40	4.10	3.90	2.69	426	4.41	3.95	19.36
495		269.25	271.30	2.05	1.80	0.42	23	0.56	0.05	6.84
496		518.40	531.40	13.00	12.50	2.36	119	0.73	0.90	3.56
496		557.40	561.17	3.77	3.20	2.74	109	0.68	0.87	3.92
498		429.15	445.90	16.75	14.50	1.97	190	1.93	2.93	21.27
498	Incl.	429.15	436.90	7.75	6.70	2.28	262	2.32	3.95	20.32
498		468.90	473.30	4.40	3.80	15.99	682	0.33	3.42	5.73
500		486.50	489.50	3.00	3.00	0.15	18	1.86	0.02	7.94
503		540.00	544.00	4.00	3.90	2.41	136	1.11	0.54	1.21
503		555.00	559.60	4.60	4.50	0.43	18	1.32	0.04	9.16
509		506.70	515.70	9.00	9.00	1.01	62	0.38	0.35	5.58
509		538.25	551.82	13.57	13.57	3.26	205	1.14	0.97	6.88
509	Incl.	545.13	551.82	6.69	6.69	3.01	158	1.21	1.05	9.33
510		559.00	568.00	9.00	8.80	4.87	269	0.72	4.54	10.94
510	Incl.	559.00	563.00	4.00	3.90	4.25	285	0.81	6.64	15.66
510		573.90	585.90	12.00	11.70	11.10	639	0.82	1.95	7.64
510	Incl.	582.00	585.00	3.00	2.90	34.95	1930	0.70	2.86	5.78
510	Incl.	583.00	585.00	2.00	2.00	45.70	2653	0.62	2.90	6.25
511		558.50	560.10	1.60	1.60	1.36	130	1.18	0.95	9.31
512		593.95	596.10	2.15	2.10	2.30	166	2.28	1.26	12.88
517		498.50	508.00	9.50	8.20	1.17	114	1.39	1.16	10.27
517		503.85	508.00	4.15	3.60	0.69	102	2.07	0.43	15.11
517		582.00	589.00	7.00	6.10	4.82	153	0.50	1.75	2.73
519		491.10	494.07	2.97	2.60	0.73	21	1.03	0.02	6.54
522		488.00	492.80	4.80	4.20	3.01	160	1.46	0.91	13.70
525		517.10	521.10	4.00	3.10	0.63	73	1.77	0.21	1.36
527		525.29	542.25	16.96	16.80	4.17	227	0.46	1.70	5.81
527	Incl.	529.29	536.20	6.91	6.80	5.60	309	0.68	2.16	6.06
527		546.20	550.20	4.00	4.00	0.27	40	2.71	0.04	3.33
531		531.33	558.96	27.63	26.70	2.30	194	1.26	1.21	6.92
531	Incl.	533.33	536.00	2.67	2.60	4.75	311	0.61	3.11	10.70
531	Incl.	550.06	557.06	7.00	6.80	2.61	194	2.57	1.01	8.00
532		379.20	381.00	1.80	1.70	0.12	115	4.96	0.09	0.90
534		417.30	421.80	4.50	3.90	2.61	205	1.37	1.12	4.97
535		531.70	534.50	2.80	1.80	4.19	210	0.75	1.13	3.01
536		585.85	594.85	9.00	9.00	1.95	110	0.42	1.01	3.82
536	Incl.	590.85	594.85	4.00	0.80	0.80	56	0.60	0.89	6.71
541		577.00	584.00	7.00	5.90	1.14	106	0.44	0.77	6.94
541	Incl.	580.00	583.00	3.00	3.00	0.60	69	0.51	0.58	9.66
544		538.40	547.15	8.75	8.75	3.27	202	0.61	0.87	3.28
544	Incl.	538.40	541.40	3.00	3.00	4.05	243	0.44	1.41	6.09
546		541.15	546.00	4.85	4.85	7.14	306	0.38	1.86	6.62
546	Incl.	543.15	545.15	2.00	2.00	7.58	313	0.45	2.55	13.28
554		485.60	487.90	2.30	2.30	0.13	39	1.14	0.52	12.64
555		533.88	572.50	38.62	38.62	1.90	138	0.50	0.83	3.55
555	Incl.	533.88	550.50	16.62	16.62	2.96	213	0.38	1.13	2.85
555		554.50	559.50	5.00	5.00	1.38	122	0.91	0.71	4.42
555		564.50	572.50	8.00	8.00	1.00	61	0.50	0.85	5.42
557		512.00	516.65	4.65	4.65	2.58	135	0.46	0.48	1.80
559		509.65	513.65	4.00	2.45	3.68	205	0.67	1.01	2.51
562		388.50	394.20	5.70	5.42	4.06	236	1.14	1.74	5.10
562	Incl.	390.50	394.20	3.70	3.52	4.60	260	1.39	1.97	7.55
562		409.50	411.50	2.00	1.90	1.58	80	1.73	0.15	1.62
563		545.00	549.80	4.80	3.68	2.96	169	1.21	0.86	3.32
563		551.00	557.00	6.00	4.60	0.71	122	2.36	0.31	1.38
563		562.40	567.40	5.00	3.83	1.08	89	3.12	0.69	3.85
563		572.60	576.60	4.00	3.06	0.54	54	0.66	0.25	8.65
564		379.50	383.50	4.00	3.94	1.95	128	0.44	0.91	1.62
565		407.00	421.00	14.00	12.60	1.63	100	0.64	0.91	4.56
565	Incl.	417.00	421.00	4.00	3.60	2.06	92	0.76	1.12	6.19
566		544.00	550.00	6.00	4.60	3.61	242	0.37	1.25	0.14
566		552.00	554.00	2.00	1.53	1.44	263	3.13	0.72	4.76
566		558.00	566.00	8.00	6.13	1.56	95	1.75	0.54	3.77
566		566.00	571.00	5.00	3.83	0.77	91	0.38	0.50	4.72
566		576.00	584.00	8.00	6.13	0.95	80	1.29	0.59	5.73
571		404.60	406.50	1.90	1.82	0.40	79	3.13	0.03	0.16
572		556.60	560.60	4.00	3.98	4.92	282	0.69	1.27	2.72
572		560.60	564.30	3.70	3.69	2.93	234	0.73	1.04	0.72
576		402.30	416.30	14.00	13.80	0.43	33	2.13	0.11	14.79
576	Incl.	402.30	406.30	4.00	4.00	0.72	70	2.43	0.27	24.33
578		400.50	406.50	6.00	6.00	1.38	103	3.35	1.10	17.01
578		413.50	417.50	4.00	4.00	0.17	13	1.38	0.04	8.24
580		382.30	387.05	4.75	4.11	3.42	264	1.65	2.21	15.59
580		389.18	391.22	2.04	1.77	0.93	53	1.82	0.30	10.94
591		346.60	346.78	0.18	0.18	0.89	91	3.09	0.57	29.60
592		383.06	385.06	2.00	1.34	1.10	166	3.29	0.41	23.95
596		534.65	542.95	8.30	8.30	2.96	240	0.89	0.91	10.79
596	Incl.	537.65	542.95	5.30	5.30	2.74	239	1.05	1.08	12.49
597		266.05	272.05	6.00	5.91	0.77	39	0.83	0.38	7.94
598		285.85	294.50	8.65	7.71	2.25	122	1.52	0.84	24.27
599		536.40	546.95	10.55	10.55	2.73	210	1.33	1.05	14.32
599	Incl.	538.40	545.40	7.00	7.00	3.07	232	1.48	1.26	16.80
601		281.20	286.90	5.70	5.70	4.35	422	3.03	2.01	20.71
601	Incl.	282.00	286.90	4.90	4.90	4.18	443	3.19	2.17	23.31
601	and	283.00	286.00	3.00	3.00	3.28	470	3.96	1.43	30.06
601		290.10	305.00	14.90	14.90	3.27	223	1.62	1.90	4.52
601	Incl.	291.00	299.00	8.00	8.00	2.78	255	2.07	2.79	5.96
602		329.90	331.60	1.70	1.69	5.41	534	3.59	1.06	12.38
605		278.50	283.50	5.00	4.93	0.72	273	1.70	2.19	9.78

Holes with no significant intersections: 306, 372, 415, 432, 441, 459-464, 465-466, 469-473, 476, 487, 489, 491, 493-494, 497,
499, 501-502, 504-508, 513, 515-516, 518, 520, 521, 523-524, 530, 533, 537-540, 542-543, 545, 547-548, 550-553, 556, 558,
560-561, 567-570, 573-575, 577, 579, 581, 593-595, 600, 603, 604.
Abandoned holes: 492, 514, 549